April 23, 2018	TSX.V - GIGA

Giga Metals appoints Anderson as new CFO

(Vancouver) – Mark Jarvis, CEO of Giga Metals Corp. (TSX.V – GIGA) announced today that Matt Anderson, CPA, CA, has been appointed as Chief Financial Officer of Giga Metals Corp. Mr. Anderson has significant experience in financial and accounting related functions for natural resource issuers. He has been providing CFO services to issuers since 2010.

“We are very happy to welcome Matt to our team at Giga,” said Mr. Jarvis. “His experience, skill set, and professionalism will add real value to our company.”

“I am very excited about the opportunity to work with Giga Metals Corp.,” said Mr. Anderson. “Management has a clear vision of supplying the materials necessary to make modern batteries, and the company’s core asset has enormous scale. I look forward to being involved as the company advances the project through important milestones over the next few years.”

About Giga Metals
Giga Metals Corporation is focused on metals critical to modern batteries, especially those used in Electric Vehicles and Energy Storage. The Company’s Turnagain Project, a massive nickel and cobalt resource located in northern British Columbia, is the Company’s core asset. Giga is actively seeking other projects in the battery metals space with the goal of building a portfolio of quality assets capable of supplying critical materials to the battery industry.

Options
Pursuant to the Company’s Stock Option Plan, 75,000 options will be granted to certain executives and consultants, with a strike price of $0.60 and a term of five years, subject to certain vesting provisions and to TSXV approval.

On behalf of the Board of Directors,

“Mark Jarvis”
MARK JARVIS, President
GIGA METALS CORPORATION

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Suite 203 – 700 West Pender St., Vancouver, BC, Canada V6C 1G8
T: 604-681-2300	E: info@gigametals.com	W: www.gigametals.com